SF 825                 Page 2                                     SAMPLE

SF 825                 Page 1                                     SAMPLE

                             CHANGE OF INSURED RIDER


This rider is part of Your policy. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The Effective Date of this rider is the same as the Policy Date unless another date is shown on the current Data Pages. There is no charge for this rider.

DEFINITIONS

CHANGE OF INSURED DATE means the Monthly Date next following Our approval of a requested change of Insured application. The insurance on the new Insured will be effective on the Change of Insured Date.

     EXAMPLE: If the Policy Date is June 5, 2007, and Your requested change of Insured is approved on April 20, 2008, the Change of Insured Date will be May 5, 2008.

CHANGE OF INSURED PRIVILEGE

You may name a new Insured for this policy if:

     1.  You are the original and current owner of this policy;

     2.  this policy is in force and is not in a grace period;

     3. benefits are not being granted under any rider due to the Insured's disability;

     4.   You  have  an  insurable  interest  in the  life of the  proposed  new
          Insured;

     5.   the Insured's  Issue Age is 69 or under on the Change of Insured Date;
          and

     6. You supply evidence which satisfies Us of the proposed new Insured's insurability under Our underwriting guidelines then in effect.

We will send You new Data Pages reflecting the change of Insured.

LIMITATIONS AND CONDITIONS

1.       The Face Amount and Policy Value will remain the same.
2. The maximum surrender charges per policy shown on Your current Data Pages will be replaced with a new table based on the new Insured's Attained Age as of the Policy Date. Maximum surrender charges are also based on gender of the new Insured, except for policies issued in connection with employment related insurance and benefit plans not based on the gender of the Insured.
3.       The surrender charge period continues and does not change.
4. Any benefit riders which are part of this policy, except a Death Benefit Guarantee Rider, terminate on the Change of Insured Date. The new Death Benefit Guarantee Monthly Premium will be based on the life of the new Insured and will be shown on Your current Data Pages. Riders may be added for the new Insured only with Our consent.
5. Any Loan Indebtedness secured by Your policy will remain and will continue to be subject to the conditions of the Policy Loans section of Your policy.
6. Monthly Policy Charges will be based on the new Insured's Attained Age and risk class. 7. Your policy will remain subject to any existing assignments.

INCONTESTABILITY

We will not claim Your policy is void or deny payment of any proceeds after it has been in force during the Insured's lifetime for two years from the Change of Insured Date for the new Insured, except for any claim for total disability or accidental death benefits Your policy may provide.



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Any Face Amount increase made after the Change of Insured Date has its own two year contestability period which begins on the Adjustment Date.

The time limits in this provision do not apply to fraudulent misrepresentations.

SUICIDE

The death proceeds of the policy will not be paid if the new Insured dies by suicide, while sane or insane, within two years of the Change of Insured Date. Instead, We will pay the Net Surrender Value as of the date of death.

TERMINATION

This rider terminates on the first of:
1. the Insured's Attained Age 70;
2. termination of Your policy; or
3. the death of the Insured under Your policy while it is in force.















Principal Life Insurance Company
Des Moines, Iowa  50392-0001